FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  May 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

May 25, 2007

Minco Silver announces assay results of the first 10 holes of the Phase IV exploration program on its Fuwan Silver deposit located in Guangdong Province, China.   The program was designed to further increase the level of confidence of the resource through infill and step out drilling and encompasses a broad spectrum of detailed engineering work designed to investigate the geotechnical, hydrological, and metallurgical aspects of the project.

The Registrant is a majority shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated May 25, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Matthew Kavanagh

Date:   May 25, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	May 25, 2007

NEWS RELEASE

MINCO SILVER EXPANDS FUWAN DEPOSIT FROM PHASE IV DRILLING

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to report the assay results of the first 10 holes of the Phase IV exploration program on its Fuwan Silver deposit located in Guangdong Province, China.  The program was designed to further increase the level of confidence of the resource through infill and step out drilling and encompasses a broad spectrum of detailed engineering work designed to investigate the geotechnical, hydrological, and metallurgical aspects of the project.

The 10,500 metre infill and step out drilling program over the Southwest area between section lines 43 and 15 has been progressing well.  The holes are located at 80 metre centres, along section lines 40 metres apart, and decreases the distance between adjacent holes to approximately 60 metres by 60 metres.  Six of the ten holes reported here (66 through 69, 76, and 101) are step out holes that have extended the mineralization to the Northeast and to the South.  The deposit remains open in both directions and further drilling is planned to delineate these extensions before a new resource calculation is made.  Please visit the company’s website at www.mincosilver.ca to view a map of the Phase IV drill hole locations.

Zone widths for the first 10 holes completed varied from 0.97 metres to 7.65 metres (m) with silver grades ranging from 41.00 grams per tonne to 1,143.80 grams per tonne (g/t). The assay results are highlighted by the following intersections:

•

FW0076: 1,143.80 g/t silver over 3.25m

•

FW0077:1,047.00 g/t silver over 2.00m and 405.00 g/t over 1.10 m

•

FW0083:  314.18 g/t silver over 7.65m

Detailed results for the first 10 core drill holes are provided below:

Hole No.	From (m)			Average Grades
		To (m)	Intercept (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
FW0066	46.76	50.25	3.49	0.27	137.87	0.05	0.08
	55.05	55.51	0.46	0.10	440.00	1.14	3.43
FW0067	209.07	210.04	0.97	0.05	208.00	0.07	0.07
FW0068	266.59	267.59	1.00	<0.01	47.00
FW0069	285.08	286.42	1.34	0.07	180.50	0.08	1.30
FW0070	259.45	263.38	3.93	0.13	364.50	0.44	1.28
	264.80	265.44	0.64	0.06	41.00
	269.02	270.06	1.04	1.04	70.00
	284.94	285.74	0.80	0.06	616.50	0.61	0.11

FW0076	167.17	169.17	2.00	0.14	118.50	0.04	0.22
	195.59	198.84	3.25	0.08	1143.80	0.42	0.55
FW0077	171.00	173.00	2.00	0.89	1047.00	0.33	0.63
	178.10	179.20	1.10	0.53	405.00	0.09	0.28
FW0079	141.38	143.68	2.30	0.05	508.20	0.11	0.31
FW0083	196.46	204.11	7.65	0.42	314.18	0.12	0.51
FW101	240.48	241.48	1.00	0.01	151.00	0.01	0.01
	244.41	246.26	1.85	0.10	152.55	0.16	1.36

All widths are approximate true widths.

Minco Silver is encouraged by the initial Phase IV drilling results and is working aggressively to advance the Fuwan Silver Project.  Currently, 8 drill rigs are operating on the property and the Company anticipates completion of the Phase IV exploration program by the end of July, 2007.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associated Ltd.) with supervision of a certified BC assayer. Silver was assayed with fire assay and AAS or gravimetric finish. Assay results were further checked at PRA's Vancouver lab as an external check. Reference materials were inserted by Minco staff geologists as a further assay control.

Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Silver, is the Qualified Person responsible for verification and quality assurance of the company's exploration data and analytical results.

About Minco Silver

Minco Silver Corporation is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.